December 31, 2019

Joseph F. Coradino
Chief Executive Officer
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
One Commerce Square
2005 Market Street, Suite 1000
Philadelphia, PA 19103

       Re: PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
           Registration Statement on Form S-3
           Filed December 20, 2019
           File No. 333-235644

Dear Mr. Coradino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Elizabeth A. Diffley, Esq.